06008991

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-53100

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **July 1, 2005** and ending **June 30, 2006**

A. REGISTRANT INFORMATION

NAME OF BROKER-DEALER:
Trenwith Securities, LLC

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
3200 Bristol Street, Suite 400
(No. and Street)

Costa Mesa (City) California (State) 92626 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Ronald E. Ainsworth (714) 668-7333
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

225 N. Michigan Avenue, Suite 1100
(No. and Street)

Chicago (City) Illinois (State) 60601 (Zip Code)

PROCESSED
SEP 15 2006
THOMSON FINANCIAL

RECEIVED AUG 29 2006 WASH, D.C. 160 SECTION PROCESSING

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Orange } ss.

On August 21, 2006 (Date) before me, Cherene Lee Gusman, Notary Public (Name and Title of Officer (e.g., "Jane Doe, Notary Public"))

personally appeared Ronald E. Ainsworth (Name(s) of Signer(s)),

☒ personally known to me
☐ proved to me on the basis of satisfactory evidence

CHERENE LEE GUSMAN
COMM. #1653381
NOTARY PUBLIC • CALIFORNIA
ORANGE COUNTY
Comm. Exp. MARCH 27, 2010
MGC1

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Cherene Lee Gusman
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: N/A

Capacity(ies) Claimed by Signer

Signer's Name: Ronald E. Ainsworth

☐ Individual
☒ Corporate Officer — Title(s): President
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: Trenwith Securities, LLC

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

TRENWITH SECURITIES, LLC

Costa Mesa, California

Statements of Financial Condition
Including Independent Auditors' Report
June 30, 2006 and 2005

(Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934)

TRENWITH SECURITIES, LLC

Table of Contents

VirchowKrause & company

INDEPENDENT AUDITORS' REPORT

To the Members of
Trenwith Securities, LLC
Costa Mesa, California

We have audited the accompanying statements of financial condition of Trenwith Securities, LLC as of June 30, 2006 and 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Trenwith Securities, LLC as of June 30, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

Virchow, Krause & Company, LLP

Chicago, Illinois
July 21, 2006

TRENWITH SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION
June 30, 2006 and 2005

ASSETS

	2006	2005
ASSETS		
Cash	$ 2,635,017	$ 865,586
Deposit with broker-dealer	25,000	25,000
Accounts receivable, net of allowance for doubtful accounts of $25,000 and $100,000 for the years ended June 30, 2006 and 2005, respectively	180,179	769,977
Due from member	231,667	241,667
Due from related parties	589,188	343,468
Work in progress	22,091	30,027
Non-compete agreement, net	-	9,996
TOTAL ASSETS	$ 3,683,142	$ 2,285,721

LIABILITIES AND MEMBERS' EQUITY

	2006	2005
LIABILITIES		
Accrued expenses	$ 1,253,577	$ 578,681
Due to related party	226,992	-
Total Liabilities	1,480,569	578,681
SUBORDINATED BORROWINGS	802,500	802,500
MEMBERS' EQUITY	1,400,073	904,540
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 3,683,142	$ 2,285,721

See notes to statements of financial condition.

NOTE 1 - Nature of Operations

Trenwith Securities, LLC (the "Company") has operations in Costa Mesa, California; San Francisco, California; New York, New York; Chicago, Illinois; and Boston, Massachusetts. The Company provides long-term capital and corporate development services to companies or principals attempting to expand or divest their businesses. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company was organized as a limited liability company under the Limited Liability Company Act of the State of Delaware. The Company's operating agreement expires on December 31, 2025. As a limited liability company, the members' liability is limited to the extent of their direct equity investment.

NOTE 2 - Summary of Significant Accounting Policies

Revenue Recognition

Revenues from consulting or advisory engagements are recognized when mutually agreed upon milestones with clients are achieved. Revenues from success fees are recognized only when the contractual contingent condition has been achieved, such as the sale of a client company.

Accounts Receivable

Accounts receivable consist of amounts due under various success fee and retainer fee arrangements with customers for various capital and development services rendered. Under a retainer fee arrangement, clients are invoiced in advance with net 30-day terms for the succeeding month's services to be performed. Success fee arrangements are based on a pre-set formula determined at the commencement of each engagement. Occasionally, clients are invoiced on an hourly rate basis. Credit is granted to clients after Company management approves the nature of the services to be performed.

The carrying amount of accounts receivable is reduced by a valuation account that reflects management's best estimate of accounts that will not be collected.

Work in Progress

Work in progress consists of employee expenses and time that have yet to be billed to the respective client.

Income Tax

As a limited liability company, the Company elected to be treated as a partnership; consequently, taxable income or loss is allocated to the members in accordance with their respective percentage ownership and no provision or liability for income taxes has been included in the financial statements. The Company may be liable for state taxes.

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification

Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation. Such reclassifications had no effect on reported income or the calculation of net capital.

NOTE 3 - Subordinated Borrowings

The Company has a $802,500 subordinated loan agreement with one of its members. The loan bears interest at 7% and expires on September 30, 2007. The NASD approved this subordinated loan agreement; therefore, the amounts due under the agreement are available in computing net capital under the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (see Note 9). To the extent that this borrowing is required for the Company's continued compliance with the minimum net capital requirements, it may not be repaid.

Interest expense was $56,276 and $55,421, respectively, and is netted with interest income on the statement of operations.

NOTE 4 - Retirement Plan

The Company maintains an employee 401(k) and profit sharing plan covering substantially all of its eligible employees, as defined by the plan. Under the terms of the plan, the Company may make discretionary matching contributions. The Company made matching contributions of $71,424 and $31,221 for the years ended June 30, 2006 and 2005, respectively.

NOTE 5 - Related Parties

The Company has a facilities usage agreement with one of its members to provide various office space, telephone, office services, and computer support. The rent is adjusted quarterly based on equipment usage and the number of employees in each office. This agreement expires on June 30, 2007. The total amount paid to the member was $236,632 and $290,276 for the years ended June 30, 2006 and 2005, respectively.

Occasionally, the Company provides consultation and financial advisory services to one of its members. There was no such activity during the years ended June 30, 2006 and 2005.

NOTE 5 - Related Parties (cont.)

In connection with the asset purchase agreement of Trenwith Securities, Inc., one of the members agreed to become contingently liable for attaining future fee income totaling $750,000. $518,333 of these fees were paid during the year ended June 30, 2002 and $10,000 of these fees were paid during the year ended June 30, 2006, with the remainder to be paid upon dissolution. In addition, this member's initial capital contribution of $10,000 remains unpaid at June 30, 2006. Therefore, the total amount contingently due from this member as of June 30, 2006 and 2005 was $231,667 and $241,667, respectively.

From time to time, the Company pays the reimbursable expenses of an entity with a common member. Conversely, a separate entity with the same common member occasionally pays the expenses of the Company that are reimbursed.

NOTE 6 - Warrants

On March 1, 2002, in connection with a success fee arrangement, the Company received warrants to purchase up to 10,000 shares of a closely held company. These warrants expire March 1, 2007. At June 30, 2006 and 2005, the Company's management has estimated the warrants to have no value. Therefore, no amounts have been recorded in these financial statements.

Additionally, during the year ended June 30, 2006, the Company received warrants in two publicly-traded companies in connection with success fee arrangements. These warrants expire in 2009. At June 30, 2006, these warrants had exercise prices in excess of their stock price. As a result, no amounts have been recorded in these financial statements. Such amounts, and year-end balances, were immaterial.

NOTE 7 - Concentrations of Credit Risk/Significant Clients

Cash Balance

The Company maintains its cash balances primarily in area banks. Cash balances are insured up to $100,000 per bank by the FDIC. The Company has cash balances on deposit with a bank at June 30, 2006 and 2005 that exceeded the FDIC insured amounts by approximately $2,535,000 and $766,000, respectively.

Major Customers

For the year ended June 30, 2006, the Company derived approximately 65% of its revenue from three clients. There were no amounts due from these clients as of June 30, 2006.

For the year ended June 30, 2005, the Company derived approximately 40% of its revenue from three different clients than those noted above. Amounts due from these clients as of June 30, 2005 approximated $309,000.

NOTE 8 - Commitments and Contingent Liabilities

During the year ended June 30, 2006, the Company was not in compliance with its document retention policy. As a result, the Company is expecting a fine from the NASD. As of year-end, no fine has been assessed, but the fine, if assessed, could be material to the financial statements.

NOTE 9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At June 30, 2006 and 2005, the Company had net capital of $1,179,448 and $311,905, respectively, which was $1,129,448 and $261,905, respectively, in excess of its required net capital of $50,000. At June 30, 2006 and 2005, the Company's ratio of aggregate indebtedness to net capital was 1.26 to 1 and 1.86 to 1, respectively.